UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
Harmony Gold Mining Company
Limited
Randfontein Office Park
For 1 October 2015
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X
Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes
No X

Harmony Gold Mining Company Ltd
Registration number: 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the Company”)
In compliance with paragraphs 3.63 to 3.74 of the JSE Listings Requirements, the following information is disclosed:
VESTING OF PERFORMANCE SHARES
In terms of provisions of the Harmony Share Plan, performance shares vest after 3 years.
1. Name of director: GP Briggs (Chief Executive Officer)
Nature of transaction:
Off market vesting of performance
shares (ordinary shares)
Date: 27 September 2015
Class of securities: Ordinary shares
Number of performance shares vested:

2259
Vesting price per share: R9.3877
Total value of shares vested (pre-
tax):
R21 203
Nature and extent of directors
interest:
Direct beneficial
As these performance shares vest automatically clearance to deal is not applicable.
For more details contact:
Henrika Ninham
Investor Relations Manager
On +27 (0)82 759 1775
Marian van der Walt
Executive: Corporate and Investor Relations
+27(0) 82 888 1242
Johannesburg, South Africa
1 October 2015
Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: October 1, 2015
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director